January 3, 2025

David Polinsky
Chief Financial Officer
Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102

       Re: Rafael Holdings, Inc.
           Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2024 File No. 001-38411
Dear David Polinsky:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K filed December 20, 2024
Risk Factors
The relationships between Howard S. Jonas and IDT Corporation, and Genie Energy could conflict with our stockholders' interests, page 87

1. We note the revised risk factor now states that the "relationships may cause a conflict of interest with [y]our stockholders, specifically with regard to demands on Mr. Jonas time and the attention that he can dedicate to the Company as well as in the unlikely event that the business interests of the Company and other entities controlled by Mr.
       Jonas were to conflict." Please further revise your disclosure to provide information regarding any formal conflicts of interest policies that may be in place regarding corporate opportunities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related
 January 3, 2025
Page 2

matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Dov Schwell